UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 9 March 2009
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures: Interim financial results for the six months ended 31 December 2008

SASOL LIMITED
Company registration number: 1979/003231/06,
incorporated in the Republic of South Africa
JSE                                  NYSE
Share code:                    SOL
SSL
ISIN code:
ZAE000006896             US8038663006

Interim financial results for the six
months ended 31 December 2008

Solid performance in deteriorating markets

Operating profit up 53% to R21,5 billion

Headline earnings per share up 51% to R21,92

Oil hedge cushions the impact of sharp decline in oil prices

Strong balance sheet – gearing lower at 2%

Overall group production volumes up

Oryx GTL, Arya Sasol Polymers ramp up production

Competition law compliance under review

Overview
Chief executive Pat Davies says:
“Sasol’s deleveraged balance sheet, cash flows and liquidity position place the company in a favourable position to weather the global economic crisis. Sasol is a solid company supported by comprehensive compliance and risk management processes and a very committed management team. Despite the uncertainty in global markets, our overarching long term strategy remains unchanged: to ensure that we prudently manage our businesses and pursue growth projects that are in the best interests of our shareholders and other valued stakeholders.”

Earnings attributable to shareholders for the six months ended 31
December 2008 increased by 45% to R13,2 billion from R9,1 billion in the prior year comparable period, while earnings per share and headline earnings per share increased by 47% to R22,17 and by 51%
to R21,92, respectively, over the same period.

Operating profit of R21,5 billion was 53% higher than the prior year comparable period. The increase in operating profit was buoyed by higher average crude oil prices (average dated Brent was US$84,75/barrel in 2008 compared to US$81,83/barrel in 2007)
and chemical product prices, and a 28% weakening in the average rand/US dollar exchange rate (R8,88/US$ in 2008 compared to
R6,94/US$ in 2007). The average crude oil price achieved during the period was cushioned by the effect of the oil hedges during the period which resulted in a net gain of R5 064 million. The recognition of the fair value of the oil hedges resulted in an unrealised fair value gain of R3 334 million at the end of the period owing to the significant decrease in crude oil prices towards the end of December 2008. The increase in operating
profit was partially reduced by the European Commission fine on
Sasol Wax of R3 678 million (€318,2 million).

Cash of R30,8 billion generated by operating activities
represents a 118% increase over the prior year comparable period.

Chief financial officer Christine Ramon says:
“Sasol has a positive cash position and a strong balance sheet, and has entered a cash conservation mode. Given that we do not expect oil and product prices to recover in the short-term, we believe that it is wise to plan for an extended period of
suppressed and volatile market conditions. Accordingly we have renewed our focus on cost containment, improving operational efficiencies, working capital improvement and capital expenditure reprioritisation. We will adopt a flexible approach to our
capital expenditure programme and have, at this stage, reduced our capital expenditure forecast for the next three years by approximately 40%. Importantly we are continuing with the pre-
feasibility and feasibility studies relating to our large growth projects. We are fortunate to have many attractive growth
projects from which to choose.”

Competition law compliance
As announced on 19 January 2009, Sasol is engaged in a
comprehensive group-wide review of its compliance with
competition law, has lodged a number of leniency applications with the South African Competition Commission and is involved in settlement discussions with the Competition Commission in respect of certain matters pertaining to Sasol Nitro. The Competition
Commission has also announced investigations into a number of industries in which Sasol businesses participate. Sasol is still engaged in a group-wide review of its compliance with competition law and continues to interact and co-operate with the Competition
Commission in respect of the subject matter of its leniency
applications and settlement discussions as well as in the areas that are subject to Competition Commission investigations. The company is continuing to evaluate and enhance its legal
compliance controls by the competition law compliance review and remedial steps taken in the process. Certain aspects arising from the competition compliance review have already been announced and, to the extent appropriate, further announcements will be made in future.

Continued performance from our existing businesses
South African energy cluster
Sasol Mining – higher coal export US dollar sales prices achieved
Operating profit of R1 434 million was 154% higher than the prior year comparable period, primarily due to higher coal export US dollar sales prices, which were partially offset by lower sales volumes to Sasol Synfuels and the termination of certain coal supply contracts.

Sasol Gas – increased sales volumes at higher gas prices
Operating profit increased by 57% to R1 448 million compared to the prior year comparable period as a result of increased sales volumes at higher gas prices, partially negated by higher cash fixed costs due to increased safety initiatives and preparation for the construction of new compressor stations at Komatipoort.

Sasol Synfuels – decreased production volumes
Sasol Synfuels’ operating profits increased by 163% to R20 562 million, despite 3,8% lower production volumes compared to the prior year comparable period as a result of plant instability.
The increase in profits associated with higher average oil prices and weaker exchange rates were, however, partially offset by costs associated with the pre-feasibility of the Secunda Growth
Programme and significant feedstock price escalations. Included in the operating profit is a gain of R4 909 million relating to the oil hedge.

Sasol Oil – sharp decline in product prices
Sasol Oil recorded an operating loss of R1 626 million compared to an operating profit of R2 031 million for the prior year
comparable period as a result of the sharp decline in product prices on the back of fast falling crude oil prices which
resulted in negative stock effects and pressure on refining
margins.

International energy cluster
Sasol Synfuels International (SSI) – successful production ramp up of Oryx GTL plant
SSI reflected an operating profit of R1 072 million compared to an operating loss of R274 million in the prior year comparable period. This increase was mainly due to the successful ramp up in production of the Oryx gas-to-liquids (GTL) plant and a profit of
R509 million realised on the reduction of our economic interest in the Escravos gas-to-liquids (EGTL) Project. Sasol has retained a 10% economic interest in EGTL which is recognised as an
investment in an associate. Production at the Oryx GTL plant in
Qatar has been increasing steadily and the plant achieved an average production of almost 22 000 barrels a day (b/d) for the six months ended 31 December 2008. For the month of December
2008, the plant achieved an average production of just more than
26 000 b/d.

Sasol and Chevron have reviewed and optimised their business model for co-operation regarding their GTL ambitions and have agreed, in future, to work together directly and on a case by case basis.

Sasol Petroleum International (SPI) – increased oil and gas sales volumes
Operating profit increased by 224% to R1 001 million compared to the prior year comparable period, mainly due to higher oil and gas prices and the weakening of the rand/US dollar exchange rate, as well as higher Etame oil and Temane gas sales volumes.
Although exploration expenditure decreased, this was partially offset by expenditure on new business development. The operating profit includes a gain of R155 million relating to the oil hedge.

Chemical cluster
Sasol Polymers – additional production capacity at Arya Sasol
Polymers
Operating profit increased by 123% to R1 107 million compared to the prior year comparable period, due mainly to additional
production volumes at the Arya Sasol Polymers plant,
substantially higher margins at our Petlin joint venture in
Malaysia and foreign exchange translation gains. This increase in operating profit was partially offset by decreasing polymer sales prices at our South African operations in the latter part of the period.

Sasol Solvents – higher margins, however, reduced sales volumes
Operating profit increased by 146% to R1 366 million compared to the prior year comparable period due to improved sales prices and margins, as well as a weakening rand/US dollar exchange rate resulting in translation gains of R556 million, partially negated by lower sales volumes. We are in the process of reviewing, and if necessary, restructuring the European solvents business as part of our business improvement plan.

Sasol Olefins & Surfactants (Sasol O&S) – lower sales volumes
Operating profit decreased by 71% to R135 million compared to the prior year comparable period, mainly as a result of reduced sales volumes due to the economic downturn, especially in global
automotive and construction sectors. Due to its position in the
European and US markets, this business was exposed more quickly to the deteriorating worldwide economic conditions.

Despite the general downturn due to the economic crisis, the turnaround process has already improved the robustness of the business. Seven plants with a total production capacity in excess of half a million tons per annum were shut down and headcount was reduced by approximately 300.

We remain of the view that greater shareholder value can be
unlocked by continuing to focus on the turnaround process of the
Sasol O&S business and by exploring selected group cost
optimisation and growth opportunities. While we will continue to carefully monitor and review the performance of all assets in the
Sasol O&S portfolio, we do not intend to sell Sasol O&S at this stage and will therefore retain and further optimise this
business.

Other chemical businesses – improved performance
Other chemical businesses recorded an operating loss of R2 741 million compared to an operating profit of R885 million for the prior year comparable period due to the inclusion of the European
Commission fine on Sasol Wax of R3 678 million (€318,2 million).
Excluding this once-off item, operating profit increased by 6%
compared to the prior year comparable period resulting from
improved product margins.

Sustaining Sasol into the future
Pursuing sustainable development opportunities remains a focus area for Sasol:

– The recordable case rate for employees and service providers, including injuries and illnesses, was 0,52 at 31 December 2008 compared to 0,50 at 30 June 2008.

– Energy-efficiency projects under construction at our operations include the investment in power generating plants consisting of two new open-cycle gas turbines, to be fuelled by gas otherwise flared or wasted.

– The black public funded and cash invitations of the Sasol
Inzalo share transaction were concluded successfully in September
2008. Preference share debt of R4,3 billion related to the funded invitation was issued.

– Sasol group was rated level 6 by Empowerdex in respect of our black economic empowerment (BEE) procurement process, meaning that for each R1,00 spent on Sasol products, customers receive
R0,60 BEE preferential procurement recognition.

– In support of reducing our carbon footprint we have established a New Energy business with a focus on identifying and developing lower carbon emission technology and renewable energy sources.

Growth projects achieving objectives
Our investment in the pre-feasibility and feasibility studies of large capital projects has not been impacted at this stage.
Major projects advanced include:

– Our feasibility study into an 80 000 b/d coal-to-liquids (CTL)
plant in China is on track to be completed during the first half of 2010.

– The Sasol Synfuels progressive expansion project in South
Africa, the Secunda Growth Programme, will be phased in over a period longer than originally planned. Phase one, based on
natural gas, is in progress and is expected to increase
production by 3% by 2012 compared to the 4% to be achieved by
2010 previously reported. Phase two of the expansion programme is still in the pre-feasibility stage.

– In South Africa, our pre-feasibility study into developing another inland CTL plant (Project Mafutha) near Lephalale in the
Limpopo West area with a capacity of about 80 000 b/d has gained momentum. A memorandum of understanding has been signed with the state-owned Industrial Development Corporation of South Africa regarding its participation in Project Mafutha.

– In October 2008, SPI commenced seismic work on four onshore blocks in Papua New Guinea (PNG) as part of a gas exploration campaign in partnership with a PNG company.

– Beneficial operation has been achieved for the entire Arya
Sasol Polymers complex. This includes a 1 000 kilo tons per annum
(ktpa) ethylene cracker, a 300 ktpa low density polyethylene plant and a 300 ktpa high density polyethylene plant.

– In offshore Blocks 16/19 in Mozambique, two exploration wells were successfully drilled in the period October 2008 to January
2009. Both wells were found to be gas-bearing, however due to technical complexity, a significant amount of follow-up work will be required to assess the commerciality of the discoveries.

Cash conservation and targeted gearing range lowered
Gearing decreased from 20,5% at 30 June 2008 to 2,3% at 31
December 2008, primarily due to the suspension of the share
repurchase programme and entering a cash conservation mode. In response to the global economic crisis, we have lowered our
targeted gearing (net debt to equity ratio) from the previous range of 30% – 50% to 20% – 40%. The deleveraged financial
position at 31 December 2008 positions the group well to execute its medium-term capital expenditure programme given uncertain credit markets.

During the current period, the company repurchased a total of
3 216 769 Sasol ordinary shares at an average price of R346,45 per share. Total shares repurchased since the inception of the programme in March 2007 represents about 6,4% of the issued share capital at 31 December 2008, excluding the shares issued in terms of the Sasol Inzalo share transaction. 31 500 000 ordinary shares of the repurchased shares were cancelled during the period for a total value of R7,9 billion. 8 809 889 Sasol ordinary shares remain held by Sasol Investment Company (Pty) Limited. At the
Annual General Meeting of 28 November 2008, shareholders renewed the authority for up to 15 months to buy back up to 4% of the issued share capital of the company.

Profit outlook* – reduction in earnings for the full 2009
financial year

In line with the sharp downturn in worldwide chemical markets, we expect our chemical businesses to be significantly weaker in the second half of the year compared to the first six months, in contrast to our 2008 performance.
Taking into account the overall deterioration in market
conditions, with significantly lower than expected crude oil and product prices, as well as lower product demand, partially
negated by a weakening in the rand/US dollar exchange rate, the crude oil hedges and increased production volumes at Arya and
Oryx, the earnings for the financial year to 30 June 2009 are expected to reflect a reduction compared to the 2008 financial year. The current volatility and uncertainty of global markets makes it difficult to be more precise in this outlook statement.

The board considered it prudent to reduce the interim dividend given the volatility and uncertainty in the current economic climate in the interests of the company’s growth strategy and the preservation of long-term shareholder value.

At this stage we expect to maintain our dividend policy within the targeted range of 2,5 times to 3,5 times annual earnings cover. However, consideration will be given to a capitalisation award for the final dividend.

*In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the Company’s auditors.

Acquisitions and disposals of businesses
In July 2008, Exel Petroleum (Pty) Limited acquired the remaining
50,1% of Exelem Aviation (Pty) Limited for a purchase
consideration of US$1,7 million.

With effect from 23 December 2008, SSI reduced its economic
interest in the Escravos GTL Project in Nigeria for a
consideration of US$360 million, retaining a 10% economic
interest.

Subsequent events
On 7 January 2009, Sasol Wax settled the amount of €318,2 million payable to the European Commission in respect of the fine imposed due to anti-competitive activities. Sasol has appealed the
quantum of this fine.

On 4 February 2009, Mr MJN Njeke was appointed as a non-executive director of Sasol Limited as well as a member of the Audit
Committee.

On 27 February 2009, Sasol together with its partners agreed with lenders to repay the Oryx GTL loan balance.

Declaration of interim cash dividend number 59
An interim cash dividend of South African R2,50 per ordinary share (2008: R3,65 per share) has been declared. The interim cash dividend is payable on all ordinary shares, excluding the Sasol preferred ordinary shares.

The salient dates for holders of ordinary shares are:
Last day for trading to qualify for
and participate in the interim
dividend (cum dividend)
Thursday, 2 April 2009
Trading ex dividend commences Friday, 3 April 2009
Record date Thursday, 9 April 2009
Dividend payment date Tuesday, 14 April 2009
Holders of American Depositary Receipts*
Ex dividend on New York Stock
Exchange
Tuesday, 7 April 2009
Record date Thursday, 9 April 2009
Date for currency conversion Wednesday, 15 April 2009
Dividend payment date Friday, 24 April 2009
*
All dates are approximate as the NYSE approves the record date after receipt of the dividend declaration.

On Tuesday, 14 April 2009, dividends due to certificated
shareholders on the South African registry will either be
electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who have dematerialised their share certificates will have their accounts credited on Tuesday,
14 April 2009.

Share certificates may not be dematerialised or re-materialised between Friday, 3 April 2009 and Thursday, 9 April 2009, both days inclusive.

On behalf of the board
Hixonia Nyasulu Pat Davies Christine Ramon
Chairman Chief executive Chief financial officer

Sasol Limited
9 March 2009

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank,
Johannesburg 2196 PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001 PO Box 61051, Marshalltown
2107, South Africa Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

Sponsor: Deutsche Securities (SA)(Pty) Limited

Directors (non-executive): TH Nyasulu (Chairman), BP Connellan*,
HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain (Indian), IN Mkhize*,
MJN Njeke*, JE Schrempp (German)*, TA Wixley* (executive): LPA
Davies (Chief executive), KC Ramon (Chief financial officer), VN
Fakude, AMB Mokaba *Independent

Company secretary: NL Joubert

American depositary receipts (ADR) program: Cusip number
803866300 ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay
Street, New York, NY 10286, USA

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking
statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", “expect”, "intend", "seek", "will",
"plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking
statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and
specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on
Form 20-F filed on 7 October 2008 and in other filings with the
United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other
uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Sasol Limited is the world’s leader in the conversion of coal and gas to transportation fuels and chemicals
Segment report

Business unit analysis
Turnover
Rmillion
full year half year half year
30 Jun 08 31 Dec 07 31 Dec 08
Audited Reviewed Reviewed
South African energy
cluster
104 790                            45 315                          64 275
Mining
7 479                              3 387                            4 692
Gas
4 697                              2 173                            3 276
Synfuels
39 616                            16 987                          24 456
Oil 52 998 22 768 31 851
Other – – –
International energy
cluster
3 764                               1 407                          3 022
Synfuels International 1 793 577 1 764
Petroleum International 1 971 830 1 258
Chemical cluster 73 696 31 804 48 682
Polymers
11 304                               4 749                      8 643

Solvents 17 182 7 331 10 568
Olefins & Surfactants 28 780 12 175 18 253
Other chemical businesses 16 430 7 549 11 218
Other businesses* 4 273 2 616 2 613
186 523 81 142 118 592
Intercompany turnover (56 580) (25 625) (35 474)
129 943                         55 517                          83 118

Business unit analysis
Operating Profit
Rmillion
half year                          half year full year
31 Dec 08                      31 Dec 07 30 Jun 08
Reviewed Reviewed Audited
South African energy
cluster 21 754 11 334 28 048
Mining 1 434 565 1 393
Gas 1 448 923 1 785
Synfuels 20 562 7 815 19 416
Oil (1 626) 2 031 5 507
Other (64) – (53)
International energy
cluster                                                                                                 2 073 35 383
Synfuels International 1 072 (274) (621)
Petroleum International 1 001 309 1 004
Chemical cluster (133) 2 396 6 605
Polymers 1 107 497 1 511
Solvents 1 366 556 2 382
Olefins & Surfactants 135 458 1 512
Other chemical
businesses                                                                                      (2 741) 885 1 200
Other businesses* (2 210) 245 (1 220)
21 484 14 010 33 816
* Includes share-based payment expense of R2 953 million related to the Sasol Inzalo share transaction

These results and other related information are available on:
www.sasol.com

THE INTERIM FINANCIAL STATEMENTS ARE PRESENTED ON A CONDENSED
CONSOLIDATED BASIS

STATEMENT OF FINANCIAL POSITION
AT
31 Dec 08 31 Dec 07 30 Jun 08
Reviewed Reviewed Audited
Rm Rm Rm
Assets
Property, plant and
equipment
68 198 54 394 66 273
Assets under construction 16 366 23 424 11 693
Goodwill 937 607 874
Other intangible assets 911 586 964
Investments in associates 2 102 586 830
Post-retirement benefit
assets
781                               532                               571
Deferred tax assets 1 662 808 1 453
Other long-term assets 3 360 2 408 2 631
Non-current assets 94 317 83 345 85 289
Assets held for sale 31 6 3 833
Inventories 19 190 17 028 20 088
Trade and other receivables 22 605 17 780 25 323
Short-term financial assets 4 401 239 330
Cash restricted for use 1 651 768 814
Cash 21 360 3 956 4 435
Current assets 69 238 39 777 54 823
Total assets 163 555 123 122 140 112
Equity and liabilities
Shareholders' equity 89 638 60 228 76 474
Non-controlling interest 2 142 1 759 2 521
Total equity 91 780 61 987 78 995
Long-term debt 21 224 12 687 15 682
Long-term financial
liabilities
48                                51                                 37
Long-term provisions 5 526 3 943 4 491
Post-retirement benefit
obligations
4 976 3 992 4 578
Long-term deferred income 354 2 942 376
Deferred tax liabilities 10 247 8 657 8 446
Non-current liabilities 42 375 32 272 33 610

Liabilities in disposal
group held for sale
–                                  –
142
Short-term debt 1 833 8 671 3 496
Short-term financial
liabilities
193                           1 318
67
Other current liabilities 27 044 16 971 22 888
Bank overdraft 330 1 903 914
Current liabilities 29 400 28 863 27 507
Total equity and liabilities 163 555 123 122 140 112

INCOME STATEMENT
FOR THE PERIOD ENDED

half year half year full year
31 Dec 08                 31 Dec 072
30 Jun 08
Reviewed Reviewed Audited
Rm Rm Rm
Turnover 83 118 55 517 129 943
Cost of sales and services
rendered
(50 747) (32 042) (74 634)
Gross profit 32 371 23 475 55 309
Non-trading income 454 215 635
Marketing and distribution
expenditure
(4 018) (3 226) (6 931)
Administrative expenditure (4 114) (2 986) (6 697)
Other operating expenditure (3 209) (3 468) (8 500)
European paraffin wax fine (3 678) – –
Effect of crude oil hedges 4 627 (1 319) (2 201)
Share-based payment
expenses
(3 044) (118) (1 782)
Effect of remeasurement
items 320
304 (698)
Translation gains/(losses) 1 501 (29) 300
Other expenditure (2 935) (2 306) (4 119)
Operating profit 21 484 14 010 33 816
Finance income 836 273 735
Finance expenses (1 321) (444) (1 148)
Share of profits of
associates (net of tax)
233 121 254
Profit before tax 21 232 13 960 33 657
Taxation (8 258) (4 393) (10 129)
Profit for the period 12 974 9 567 23 528

Attributable to
Owners of Sasol Limited 13 216 9 148 22 417
Non-controlling interest in
subsidiaries
(242) 419 1 111
12 974 9 567 23 528
Earnings per share Rand Rand Rand
Basic earnings per share 22,17 15,05 37,30
Diluted earnings per share1 21,79 14,85 36,78

1 Diluted earnings per share is calculated taking the Sasol Share
Incentive Scheme and Sasol Inzalo Employee Trusts into account.

2 Comparative amounts were reclassified for consistency, which resulted in R506 million being reclassified from cost of sales and services rendered to administrative expenditure.

STATEMENT OF COMPREHENSIVE INCOME
FOR THE PERIOD ENDED
half year half year full year
31 Dec 08 31 Dec 07 30 Jun 08
Reviewed Reviewed Audited
Rm Rm Rm
Profit for the period 12 974 9 567 23 528
Other comprehensive income
Effect of translation of
foreign operations
2 073 53 3 452
Effect of cash flow hedges 146 (30) 261
Available-for-sale financial
assets
(3)                                     1
(1)
Tax on other comprehensive
income                                                                                                      –
(4) (60)
Other comprehensive income
for the period, net of tax
2 216 20 3 652
Total comprehensive income
for the period
15 190 9 587 27 180
Attributable to
Owners of Sasol Limited 15 445 9 169 26 062
Non-controlling interest in
subsidiaries                                                                                       (255)
418
1 118
15 190 9 587 27 180

STATEMENT OF CHANGES IN EQUITY
FOR THE PERIOD ENDED
half year half year full year
31 Dec 08 31 Dec 07 30 Jun 08
Reviewed Reviewed Audited
Rm Rm Rm
Opening balance 78 995 63 269 63 269
Net shares issued during
period                                                                                        1 089
262 387
Repurchase of shares (1 114) (7 300) (7 300)
Share-based payment
expense
3 004 77 1 574
Disposal of business 414 – –
Acquisition of businesses – – (100)
Change in shareholding of
subsidiaries                                                                                402
73 306
Total comprehensive
income for the period
15 190 9 587 27 180
Dividends paid (5 674) (3 597) (5 766)
Dividends paid to non-
controlling shareholders
(526) (384) (555)
Closing balance 91 780 61 987 78 995
Comprising
Share capital 26 957 3 890 20 176
Share repurchase
programme
(2 641) (10 969) (10 969)
Sasol Inzalo share
transaction
(22 051) – (16 161)
Retained earnings 75 958 66 660 77 660
Share-based payment
reserve
5 544 1 043 2 540
Foreign currency
translation reserve
5 488 (389) 3 006
Investment fair value
reserve
(2)                                       3                                      1
Cash flow hedge
accounting reserve
385 (10) 221
Shareholders' equity 89 638 60 228 76 474
Non-controlling interest 2 142 1 759 2 521
Total equity 91 780 61 987 78 995

STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED
half year                    half year                   full year
31 Dec 08                  31 Dec 07                30 Jun 08
Reviewed Reviewed Audited
Rm Rm Rm
Cash receipts from customers 86 255 54 857 123 452
Cash paid to suppliers and
employees
(55 447) (40 743) (88 712)
Cash generated by operating
activities
30 808 14 114 34 740
Finance income 1 236 504 957
Finance expenses paid (1 155) (935) (2 405)
Tax paid (5 697) (4 712) (9 572)
Dividends paid (5 674) (3 597) (5 766)
Cash retained from operating
activities
19 518 5 374 17 954
Additions to non-current
assets
(6 952) (4 577) (10 855)
Acquisition of businesses (53) – (431)
Cash obtained on acquisition
of businesses
19 – –
Disposal of businesses 3 487 686 693
Cash disposed of on disposal
of businesses
– (31) (31)
Other net cash flows from
investing activities
100 41 (220)
Cash utilised in investing
activities
(3 399) (3 881) (10 844)
Share capital issued 1 089 262 387
Share repurchase programme (1 114) (7 300) (7 300)
Contributions from non-
controlling shareholders
369 – 185
Dividends paid to non-
controlling shareholders
(526)                        (384)                        (555)
Increase/(decrease) long-term
debt                                                                                                          3 896
(2 014)
(782)
(Decrease)/increase in short-
term debt
(1 758) 4 685 (350)
Cash effect of financing
activities
1 956 (4 751) (8 415)

Translation effects on cash and
cash equivalents of foreign
operations                                                                                              271                             (9)                             324
Movement in cash and cash
equivalents
18 346 (3 267) (981)
Cash and cash equivalents at
beginning of period
4 335 6 088 6 088
Net reclassification to held
for sale
– – (772)
Cash and cash equivalents at
end of period
22 681 2 821 4 335

SALIENT FEATURES
FOR THE PERIOD ENDED
half year half year full year
31 Dec 08 31 Dec 07 30 Jun 08
Selected ratios
Return on equity % 15,9 15,0 32,5
Return on total
assets
%                     14,9                              11,9                             26,9
Operating margin % 25,8 25,2 26,0
Finance expense
cover
times                      19,5                             15,4                              14,5
Dividend cover times 9,1 4,2 2,8
Share statistics
Total shares in
issue million
665,2 630,6 676,7
Treasury shares
(share
repurchase
programme) million
8,8 37,1 37,1
Weighted average
number of shares
million 596,0 607,7 601,0
Diluted weighted
average number
of shares
million 613,5 616,0 609,5
Share price
(closing)
Rand                 280,02                          339,00                          461,00
Market
capitalisation
Rm 186 269 213 773 311 959
Net asset value
per share
Rand 150,35 101,48 128,44

Dividend per
share
Rand                     2,50                             3,65                              13,00
Other financial
information
Total debt
(including bank
overdraft)
–interest
bearing
Rm 22 742 22 661 19 455
–non-interest
bearing
Rm                     645                              600                               637
Finance expense
capitalised                                                               Rm
42 660
1 586
Capital
commitments
Rm 25 983 21 605 25 048
–authorised and
contracted
Rm 23 489 27 095 24 457
–authorised, not
yet contracted
Rm 18 202 14 340 17 722
–less
expenditure to
date
Rm (15 708) (19 830) (17 131)
Guarantees and
contingent
liabilities
–total amount Rm 37 524 31 479 37 381
–liability
included on the
statement of
financial
position
Rm 9 874 12 931 10 730
Significant
items in
operating profit
–employee costs Rm 8 373 6 465 14 443
–depreciation
and amortisation
of non-current
assets
Rm 3 028 2 355 5 212

–share-based
payment expenses
Rm 3 044 118 1 782
Effective tax
rate1%
38,9 31,5 30,1
Number of
employees
number 34 023 32 893 33 928
Average crude
oil price –
dated Brent
US$/barrel 84,75 81,83 95,51
Average rand/US$
exchange rate
1US$ = Rand 8,88 6,94 7,30
Closing rand/US$
exchange rate
1US$ = Rand 9,49 6,87 7,83
1 Increase in
effective tax
rate as a result
of the European
paraffin wax
fine and share-
based payment
expenses
which are not
deductible for
tax.

Reconciliation of headline
earnings
Rm                         Rm                              Rm
Profit for the period
attributable to Owners of
Sasol Limited
13 216 9 148 22 417
Effect of remeasurement items (320) (304) 698
Impairment of assets 156 27 821
Reversal of impairment – – (381)
Profit on disposal of
business                                                                                            (509)
– –
Profit on disposal of assets (9) (391) (440)
Loss on repurchase of
participation rights in GTL
venture                                                                                                    –
34 34
Loss on realisation of
foreign currency translation
reserve                                                                                                      –
– 557
Scrapping of non-current
assets                                                                                                      42
26 107
Tax effects and non-
controlling interest
167 7 (225)
Headline earnings 13 063 8 851 22 890
Remeasurement items per above
Mining                                                                                                          (1)
(3) 7
Gas                                                                                                                  6
– 104
Synfuels                                                                                                       21
– 25
Oil                                                                                                                   –
(26) (20)
Synfuels International (509) 34 396
Petroleum International – – (27)
Polymers                                                                                                     (3)
– (12)
Solvents                                                                                                       43
23 104
Olefins & Surfactants 79 6 (27)
Other chemical businesses 34 (229) 229
Nitro 30 (114) (199)
Wax 4 (118) 426
Other – 3 2
Other businesses 10 (109) (81)
Remeasurement items (320) (304) 698
Headline earnings per share -
Rand                                                                                                        21,92
14,56 38,09
Diluted headline earnings per
share - Rand
21,54 14,37 37,56

The reader is referred to the definitions contained in the 2008
Sasol Limited annual financial statements.

Basis of preparation and accounting policies
The condensed consolidated interim financial results for the six months ended 31 December 2008 have been prepared in compliance with the Listings Requirements of the JSE Limited, International
Financial Reporting Standards (IFRS) as published by the
International Accounting Standards Board (in particular
International Accounting Standard 34 Interim Financial Reporting)
and the South African Companies Act, 1973, as amended.

The accounting policies applied in the presentation of the
interim financial results are consistent with those applied for the year ended 30 June 2008, except as follows:

– Sasol Limited has early adopted the following standards, except if otherwise stated, which did not have a significant impact on the financial results:

– IAS 27 (Amendment), Consolidated and Separate Financial
Statements.
– IFRS 1 and IAS 27 (Amendment), Cost of an Investment in a
Subsidiary, Jointly Controlled Entity or Associate.
– IFRS 3 (Revised), Business Combinations.
– IAS 39 (Amendment), Eligible Hedged Items.
– IAS 39 and IFRS 7 (Amendments), Reclassifications of Financial
Assets – Effective Date and Transition (effective 1 July 2008).
– IFRS 5 (Amendment), Non-current Assets Held for Sale and
Discontinued Operations.
– IFRIC 16, Hedges of a Net Investment in a Foreign Operation.
– IFRIC 18, Transfers of Assets From Customers.
– Various improvements to IFRSs.
These condensed consolidated interim financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial results are
presented in rand, which is Sasol Limited’s functional and
presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into
various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2008
On 1 October 2008, the European Union found that members of the
European wax industry, including Sasol Wax GmbH, had formed a cartel and violated antitrust laws. A fine of €318,2 million was imposed by the European Commission on Sasol Wax, who has appealed the quantum of the fine. The liability has been recognised at
31 December 2008.

Flowing from the group-wide competition law compliance review certain provisions have been made where appropriate which
includes a provision in respect of the Sasol Nitro matters
(certain aspects of the Nutriflo matter referred by the
Competition Commission to the Competition Tribunal and the
phosphoric acid investigation).

Independent review by the auditors
The condensed consolidated interim statement of financial
position at 31 December 2008 and the related condensed
consolidated interim income statement, statements of
comprehensive income, changes in equity and cash flows for the six months then ended was reviewed by KPMG Inc. The individual auditor assigned to perform the review is Mr AW van der Lith.
Their unmodified review report is available for inspection at the registered office of the company.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 March 2009
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary